Garman Cabinet & Millwork, Inc.
137 Cross Center Road, Suite 318
Denver, North Carolina 28037

To: Securities and Exchange Commission
VIA EDGAR

November 4, 2009

Re: Garman Cabinet & Millwork, Inc
Registration Statement on Form S-1
Filed February 19, 2009
Amendment No. 5 filed October 21, 2009
Amendment No. 6 filed October 28, 2009
File No. 333-157399

Dear Ms. Long and Ms. Sherry Haywood:

We have filed on EDGAR Amendment No. 7 to our Form S-1 filed February 19, 2009. Below are the responses to your comments. We hope our answers will assist in your review. Please do not hesitate to contact us with any questions.

Exhibit 23.1

1.
We note your response to comment 6 in our letter dated October 16, 2009. We note that your independent auditor’s consent refers to both amendments no. 2 and 5. Please revise so that your independent registered public accounting firm’s consent, including its consent to being named as an expert, refers to the registration statement on Form S-1 “as amended” or, in the alternative, to the correct amendment, which in the case of the next amendment is amendment no. 6.

Response:                                We have amended our S-1/A and the independent registered public accounting firm’s consent now refers to the correct amendments. We have also referred to this registration statement on Form S-1 as amendment No. 7 because our previous amendment No. 6 was filed without the response letter.

We, the company, acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Valerie Garman
Valerie Garman
President